UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109(1)

(CUSIP Number)

Xin Jin

c/o Xueda Education Group

A-4 Xibahe Beili, Chaoyang District

Beijing 100028

People's Republic of China

Tel: +(86-10)6427-8899

With a copy to:

David T. Zhang, Esq.

Kirkland & Ellis International LLP

c/o 26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel: +852-3761-3318

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 98418W109

1.	Name of Reporting Person Xin Jin

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 98418W109

1.	Name of Reporting Person Golden Section Holding Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

CUSIP No. 98418W109

1.	Name of Reporting Person Golden Seed Venture Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

CUSIP No. 98418W109

1.	Name of Reporting Person Credit Suisse Trust Limited as Trustee of The Morning Rain Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person OO

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D filed by (a) Xin Jin, a citizen of the People’s Republic of China, (b) Golden Section Holding Corporation, a company organized under the laws of the British Virgin Islands, (c) Golden Seed Venture Limited, a company organized under the laws of the Bahamas, and (d) Credit Suisse Trust Limited as Trustee of The Morning Rain Trust, a company organized under the laws of Singapore on March 23, 2015, as amended by Amendment No.1 thereto filed on May 21, 2015 and Amendment No. 2 thereto filed on July 27, 2015 (collectively, the “Original Schedule 13D”, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 have the same respective meanings provided to them in the Original Schedule 13D.

Item 4.                     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

“On December 16, 2015, at 10:00 am (Hong Kong time), an extraordinary general meeting of shareholders of the Issuer was held at A-4 Xibahe Beili, Chaoyang District, Beijing 100028, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve (a) the agreement and plan of merger, dated as of July 26, 2015, by and between Insight and the Issuer, as joined by Xueda Acquisition Limited, an exempted company incorporated with limited liability any existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Insight (the “Merger Agreement”), and (b) the transactions contemplated by the Merger Agreement, including the Merger.

On June 3, 2016, the Issuer filed and registered the plan of merger with the Cayman Islands Registrar of Companies in accordance with the Merger Agreement, pursuant to which plan the Merger became effective on June 3, 2016. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Insight.

At the effective time of the Merger, each Ordinary Share, other than (a) Ordinary Shares beneficially owned by the Issuer or its subsidiaries, (b) any Ordinary Shares, including Ordinary Shares held by Citibank, N.A., in its capacity as ADS depositary (the “ADS depositary”) in respect of ADSs, reserved (but not yet allocated) by the Issuer for issuance by the Issuer upon exercise by the holders of any option or the exercise by the holders of any restricted share unit to receive Ordinary Shares, or the conversion by the holders of any restricted share unit to Ordinary Shares, and (c) Ordinary Shares (“Dissenting Shares”) owned by holders who have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”) (Ordinary Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”), was cancelled and ceased to exist in exchange for the right to receive US$2.75 in cash per Ordinary Share without interest payable in accordance with the procedures set forth in the Merger Agreement. As each ADS represents two Ordinary Shares, each ADS issued and outstanding immediately prior to the effective time of the Merger, other than ADSs representing Excluded Shares, will represent the right to receive US$5.50 in cash per ADS without interest (less a cancellation fee of $0.05 per ADS pursuant to the terms of the deposit agreement, dated as of November 5, 2010, by and among the Issuer, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder), which will be distributed by the ADS depositary to the holders of such ADSs net of any applicable withholding taxes. The Excluded Shares (other than Dissenting Shares) were cancelled for no consideration. Dissenting Shares were cancelled and each holder thereof was entitled to receive only the payment of the fair value of such Dissenting Shares held by such holder determined in accordance with the provisions of the Cayman Companies Law.

In addition, at the effective time of the Merger, the Issuer terminated its 2009 Share Incentive Plan and any relevant award agreements with respect thereto, and each option, restricted share unit and restricted share granted under the 2009 Share Incentive Plan that is outstanding, whether or not vested, and whether or not exercisable or convertible for Ordinary Shares, as applicable, was cancelled. Each option holder will, in consideration for such cancellation, be paid promptly and no later than five business days after the effective time of the Merger, a cash amount equal to (i) the excess, if any, of US$2.75 over the exercise price of each option then held by such holder, multiplied by (ii) the number of Ordinary Shares underlying such option, provided that if the exercise price of such option is equal to or greater than US$2.75, such option was cancelled without payment of any consideration.

Furthermore, each holder of restricted share units or restricted shares that were cancelled at the effective time of the Merger will, in consideration for such cancellation, be paid as soon as reasonably practicable following the effective time of the Merger, a cash amount equal to US$2.75 multiplied by the number of Ordinary Shares underlying such restricted share units or restricted shares.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (the “NYSE”), and the Issuer will cease to be a publicly traded company. The Issuer has requested the NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on the NYSE and withdraw registration of the Ordinary Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Issuer will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) — (b) As a result of the transactions described in Item 4, as of the date of this Amendment No. 3, each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs and, as such, each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares or ADSs.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the preceding 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of June 3, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of any Ordinary Shares or ADSs. Therefore, this Amendment No. 3 constitutes the final amendment to the Original Schedule 13D, as amended.”

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2016

Xin JIN

/s/ Xin Jin
Xin Jin

Golden Section Holding Corporation

By:	/s/ Xin Jin
Name:	Xin Jin
Title:	Director

Golden Seed Venture Limited

By:	/s/ Jesmin Low & Valerie Wong
Name:	Jesmin Low & Valerie Wong
Title:	Authorized Signatories
For and on behalf of
Bukit Merah Limited
As Corporate Director

Credit Suisse Trust Limited as Trustee of The Morning Rain Trust

By:	/s/ Jesmin Low & Valerie Wong
Name:	Jesmin Low & Valerie Wong
Title:	Authorized Signatories
For and on behalf of
Credit Suisse Trust Limited